POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, NC  28105
Tel: 704-849-0860   Fax: 704-849-9148

November 8, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Attention:  Pamela Long, Assistant Director

Re:	PokerTek, Inc.
Registration Statement on Form S-1/A File No. 333-169661

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, PokerTek, Inc., a North Carolina corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1/A be accelerated to Wednesday, November 10, 2010, at 4:30 p.m., Eastern Time or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Harold H. Martin, Esq. at (704) 584-0268 or by facsimile at (704) 895-1528.

U.S. Securities and Exchange Commission
November 8, 2010

Thank you for your assistance and cooperation.

Sincerely,

POKERTEK, INC.

/s/ Mark D. Roberson

By:	Mark D. Roberson
Chief Executive Officer

cc:	Jessica Kane, Division of Corporation Finance
Harold H. Martin, Esq.
Jonathan Cope, Esq.